SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Forge Global Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

34629L103

(CUSIP Number)

March 21, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34629L103	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,607,712(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,607,712(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes stock options to purchase 62,458 shares of the Issuer’s (as defined herein) common stock exercisable within 60 days.
(2)

Based on 169,223,826 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2022.

CUSIP No. 34629L103	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,607,712(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,607,712(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes stock options to purchase 62,458 shares of the Issuer’s common stock exercisable within 60 days.
(2)	Based on 169,223,826 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on March 25, 2022.

CUSIP No. 34629L103	Page 4 of 9

1	NAMES OF REPORTING PERSONS Hotham Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,607,712(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,607,712(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes stock options to purchase 62,458 shares of the Issuer’s common stock exercisable within 60 days.
(2)	Based on 169,223,826 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on March 25, 2022.

CUSIP No. 34629L103	Page 5 of 9

1	NAMES OF REPORTING PERSONS Ossa Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,607,712(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,607,712(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes stock options to purchase 62,458 shares of the Issuer’s common stock exercisable within 60 days.
(2)	Based on 169,223,826 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on March 25, 2022.

CUSIP No. 34629L103	Page 6 of 9

Item 1(a).	Name of Issuer:

Forge Global Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

415 Mission St., Suite 5510, San Francisco, California 94105

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Management Pte Ltd (“Fullerton”);
(iii)	Hotham Investments Pte. Ltd. (“Hotham”); and
(iv)	Ossa Investments Pte. Ltd. (“Ossa” and, together with Temasek, Fullerton and Hotham, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891.

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

34629L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of March 21, 2022, Ossa directly beneficially owned in aggregate 8,607,712 shares of the Issuer’s common stock (including stock options to purchase 62,458 shares of the Issuer’s common stock exercisable within 60 days).

Ossa is a wholly-owned subsidiary of Hotham, which in turn is a wholly-owned subsidiary of Fullerton, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Fullerton and Hotham, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock directly beneficially owned by Ossa.

(b)	Percent of class:

As of March 21, 2022:

Temasek, Fullerton, Hotham and Ossa: 5.1%

The percentage above is based on 169,223,826 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on March 25, 2022.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

CUSIP No. 34629L103	Page 7 of 9

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

8,607,712.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

8,607,712.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 34629L103	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: March 31, 2022	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: March 31, 2022	HOTHAM INVESTMENTS PTE. LTD.

	By:	/s/ Lim Ming Pey
		Name	:	Lim Ming Pey
		Title	:	Director

Dated: March 31, 2022	OSSA INVESTMENTS PTE. LTD.

	By:	/s/ Lim Ming Pey
		Name	:	Lim Ming Pey
		Title	:	Director

CUSIP No. 34629L103	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 31, 2022, by and among Temasek, Fullerton, Hotham and Ossa.